

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 12, 2018

Mark Jeanfreau
Executive Vice President
Renasant Corp
209 Troy Street
Tupelo, MS 38804

     Re: **Renasant Corp**
            Registration Statement on Form S-4
            Filed June 1, 2018
            File No. 333-225395

Dear Mr. Jeanfreau:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 with any questions.

                    Sincerely,

                    /s/ Era Anagnosti

                    Era Anagnosti
                    Legal Branch Chief
                    Office of Financial Services

cc: Mark Fullmer, Esq.